

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   August 26, 2009

Lifang Chen
Chief Executive Officer
Sutor Technology Group Limited
No. 8, Huaye Road
Dongbang Industrial Park
Changshu, China 215534

> **Re:** **Sutor Technology Group Limited**
> **Registration Statement on Form S-3**
> **Filed August 4, 2009**
> **File No. 333-161026**

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Capital Stock, page 3

1. We note the disclosure that the "following description of our common stock, and any description of our common stock in a prospectus supplement may not be complete and is subject to, and qualified in its entirety by reference to, Nevada law and the actual terms and provisions contained in our articles of incorporation and bylaws, each as amended from time to time." You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities

Act. Additionally, you may not qualify information in a prospectus on Form S-3 by reference to Nevada law. Please revise accordingly.

Incorporation of Certain Information By Reference, page 16

2. We note that you have incorporated by reference certain sections of your Form 10-K for the fiscal year ended June 30, 2008, filed September 26, 2008, and the entirety of two amendments to your 2008 Form 10-K, filed on May 13, 2009 and July 8, 2009. However, it appears that certain sections of your 2008 Form 10-K have not been incorporated by reference in their entirety, specifically, Items 1A, 7, and 15. Please note that Item 12 of Form S-3 specifically requires you to incorporate by reference into the prospectus your latest annual report on Form 10-K. Please advise or revise accordingly.

Undertakings, page II-1

3. It does not appear that you are eligible to rely on the undertaking contained in Item 512(a)(5)(i) of Regulation S-K. Please advise or revise to provide the Item 512(a)(5)(ii) undertaking.

Exhibit 5.1 – Legality Opinion

4. Please revise the legality opinion so that counsel is opining on New York state law with respect to the debt securities as the Indenture is governed by New York state law.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jing Zhang, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        2300 N Street, NW
        Washington, DC 20037